UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TRIP.COM GROUP LIMITED

(Name of Subject Company (Issuer))

TRIP.COM GROUP LIMITED

(Name of Filing Person (Issuer))

1.99% Convertible Senior Notes due 2025

(Title of Class of Securities)

22943F AH3

(CUSIP Number of Class of Securities)

Cindy Xiaofan Wang

Chief Financial Officer

Trip.com Group Limited

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

+86 (21) 3406-4880

with copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$400,000,000(1)	US$51,920(2)

(1)

Calculated solely for purposes of determining the filing fee. The purchase price of the 1.99% Convertible Senior Notes due 2025 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding. As of May 28, 2020, there was US$400,000,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$400,000,000 (excluding accrued but unpaid interest).

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$129.80 for each US$1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of June 24, 2015 (the “Indenture”), by and between Trip.com Group Limited (formerly known as Ctrip.com International, Ltd.) (the “Company”) and The Bank of New York Mellon, as trustee and paying agent (the “Trustee” and the “Paying Agent”), for the Company’s 1.99% Convertible Senior Notes due 2025 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company’s Put Right Notice to the Holders dated May 29, 2020 (the “Put Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Put Option. The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing 0.125 ordinary shares, par value US$0.01 per share of the Company, subject to the terms, conditions, and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, and the telephone number at this address is +86 (21) 3406-4880. The Company’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)        Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR, and (iv) the Put Option applies to all outstanding Notes. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)*	Put Right Notice to Holders of 1.99% Convertible Senior Notes due 2025 issued by the Company, dated as of May 29, 2020.

(a)(5)(A)*	Press Release issued by the Company, dated as of May 29, 2020.

(b)	Not applicable.

(d)

Indenture, dated as of June 24, 2015, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.44 to the Company’s annual report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Put Right Notice to Holders of 1.99% Convertible Senior Notes due 2025 issued by the Company, dated as of May 29, 2020.

(a)(5)(A)*	Press Release issued by the Company, dated as of May 29, 2020.

(d)	Indenture, dated as of June 24, 2015, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.44 to the Company’s annual report on Form 20-F (File No. 001-33853) filed with the Securities and Exchange Commission on April 22, 2016).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIP.COM GROUP LIMITED

By:	/s/ Cindy Xiaofan Wang
Name: Cindy Xiaofan Wang
Title: Chief Financial Officer

Dated: May 29, 2020